Pivotal Acquisition Corp.

c/o Graubard Miller

405 Lexington Avenue

New York, New York 10124

September 30, 2019

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pivotal Acquisition Corp. (the “Company”)

Registration Statement on Form S-4 originally filed June 21, 2019

(File No. 333-232238) ( the “Registration Statement”)

Dear Mr. Spirgel:

Reference is made to our letter filed as correspondence via EDGAR on September 26, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for September 30, 2019, at 4:00 PM Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-referenced Registration Statement.

Very truly yours,

PIVOTAL ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer